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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Silicon Graphics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

827056409

(CUSIP Number)

Erin C. Ross

Watershed Asset Management, L.L.C.

One Maritime Plaza, Suite 1525

San Francisco, California 94111

(415) 391-8900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

( The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Found on Page 15

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WCP, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a) [     ]

                                                                                                                                                            (b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 259,591
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 259,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 16 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WCIP, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a) [     ]

                                                                                                                                                            (b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 869,129
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 869,129
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 16 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Partners, L.P. [See Item 2]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a) [     ]

                                                                                                                                                            (b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 16 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Institutional Partners, L.P. [See Item 2]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a) [     ]

                                                                                                                                                            (b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 16 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Asset Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a) [     ]

                                                                                                                                                            (b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0 % of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,505,858
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,505,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,505,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 16 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WS Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a) [     ]

                                                                                                                                                            (b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,128,720
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,128,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 16 Pages

13D

CUSIP No. 827056409

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridee A. Moore
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a) [     ]

                                                                                                                                                            (b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 1,505,858 Shares, which is 13.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,505,858
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,505,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,505,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 16 Pages

This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on October 27, 2006 (collectively, with all amendments thereto, this “Schedule 13D”).

Item 2. Identity And Background

Item 2 is amended and restated in its entirety as follows:

(a)         This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Funds

(i)	Watershed Capital Partners, L.P., a Delaware limited partnership (“WCP”), with respect to the Shares held by it;

(ii)	Watershed Capital Institutional Partners, L.P., a Delaware limited partnership (“WCIP”), with respect to the Shares held by it;

(iii)	WCP, L.P., a Delaware limited partnership (“WCPLP”), with respect to the Shares held by it; and

(iv)	WCIP, L.P., a Delaware limited partnership (“WCIPLP”),with respect to the Shares held by it.

WCP, WCIP, WCPLP and WCIPLP are together referred to herein as the “Funds.” Unless the context otherwise requires, any reference herein to the “Funds” or the “Reporting Persons” shall not include WCP and WCIP.

This Schedule 13D reports that as of December 31, 2008, WCP and WCIP transferred certain assets, including Shares, to WCPLP and WCIPLP, respectively. As a result, each of WCP and WCIP ceased to be a beneficial owner of any Shares reported herein. See Item 3.

The Management Company

(v)

Watershed Asset Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to (a) the Shares held by WCOP, Ltd. (“WCOP”), an entity managed by the Management Company; and (b) the Shares held by the Funds, for which the Management Company serves as an investment adviser.

As of December 31, 2008, Watershed Capital Partners (Offshore), Ltd. (“Watershed Offshore” and, together with WCOP, the “Offshore Entities”), an entity managed by the Management Company, transferred certain assets, including Shares, to WCOP. As a result, Watershed Offshore no longer holds any Shares.

Page 9 of 16 Pages

The General Partner

(vi)	WS Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Funds (the “General Partner”), with respect to the Shares held by each of the Funds.

The Managing Member

(vii)	Meridee A. Moore, a United States citizen, who is the Senior Managing Member of both the General Partner and the Management Company, with respect to the Shares held by the Funds and WCOP.

Meridee A. Moore is referred to herein as the “Individual Reporting Person.”

(b)        The address of the principal business office of each of the Reporting Persons is c/o Watershed Asset Management, L.L.C., One Maritime Plaza, Suite 1525, San Francisco, California 94111.

(c)          The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Funds and certain of their affiliates. The principal business of the Management Company is to act as the investment adviser to the Funds, the Offshore Entities and certain of their affiliates. The principal business of the Individual Reporting Person is serving as the senior managing member of both the Management Company and the General Partner.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is set forth above.

Item 3. Source And Amount Of Funds And Other Consideration

Item 3 is supplemented to report the following:

Internal Transfers

As of December 31, 2008, WCP transferred to WCPLP certain assets, including the 259,591 Shares reported herein by WCPLP, in exchange for a 100% ownership interest in WCPLP. Subsequently, as of the same date, WCP transferred a portion of its interest in WCPLP to certain current and former limited partners of WCP.

Page 10 of 16 Pages

As of December 31, 2008, WCIP transferred to WCIPLP certain assets, including the 869,129 Shares reported herein by WCIPLP, in exchange for a 100% ownership interest in WCIPLP. Subsequently, as of the same date, WCIP transferred a portion of its interest in WCIPLP to certain current and former limited partners of WCIP.

Other than the ownership interests referenced above, neither WCPLP nor WCIPLP paid consideration for receipt of the transferred Shares.

Item 4. Purpose Of The Transactions

Item 4 is amended and restated in its entirety as follows:

Certain of the Reporting Persons continue to be lenders under the Company’s Senior Secured Credit Agreement dated as of October 17, 2006 (the “Loan Agreement”), by and among the Company, the guarantors named therein and the lenders parties thereto from time to time.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities and/or other considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more of the Company’s shareholders, officers, directors and/or lenders under the Loan Agreement, financial, legal or other advisers and/or potential investors, regarding, without limitation, the Company’s operations and capitalization and potential strategies to increase the value of the Reporting Persons’ investments in the Company.During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 is amended and restated in its entirety as follows:

(a)	The Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 11,607,476 Shares outstanding as of October 24, 2008,

Page 11 of 16 Pages

as reported in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 5, 2008.

(c)

There have been no purchases or sales of Shares by the Funds in the past 60 days. Information regarding transfers of Shares among the Funds in the past 60 days is set forth in Item 3 and incorporated herein by reference.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	As of December 31, 2008, each of WCP and WCIP is no longer the beneficial owner of any Shares.

(b)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

There have been no purchases or sales by the Management Company on behalf of WCOP in the past 60 days. As of December 31, 2008, the Management Company effected a transfer of certain assets, including 377,138 Shares, from Watershed Offshore to WCOP.

For information regarding transactions by the Management Company on behalf of the Funds, see Item 5(a) above.

(d)

The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by WCOP and the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

(e)	Not applicable.

(c)	The General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

(c)	None.

Page 12 of 16 Pages

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	Not applicable.

(d)	The Individual Reporting Person

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by WCOP and the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

(e)	Not applicable.

The Shares reported hereby for the Funds are owned directly by the Funds and those reported by the Management Company on behalf of WCOP are owned directly by the WCOP. The General Partner, as general partner to the Funds, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Management Company, as investment adviser to WCOP and the Funds, may be deemed to be the beneficial owner of all Shares owned by WCOP and the Funds, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all Shares owned by the Funds and WCOP. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 2 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2009

/s/ Meridee A. Moore

WS PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

WCP, L.P.,

WCIP, L.P.,

WATERSHED CAPITAL PARTNERS, L.P. and

WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

WATERSHED ASSET MANAGEMENT, L.L.C.

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

Meridee A. Moore

Page 14 of 16 Pages

EXHIBIT INDEX

EXHIBIT 2	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 15 of 16 Pages

EXHIBIT 2

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: January 7, 2009

/s/ Meridee A. Moore

WS PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

WCP, L.P.,

WCIP, L.P.,

WATERSHED CAPITAL PARTNERS, L.P. and

WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

WATERSHED ASSET MANAGEMENT, L.L.C.

By Meridee A. Moore,

Senior Managing Member

/s/ Meridee A. Moore

Meridee A. Moore

Page 16 of 16 Pages